News Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC            SEHK: 945
February 12, 2020
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 2019 net income of $5.6 billion and core earnings of $6.0 billion, solid growth in Asia and a dividend increase of 12%
Today, Manulife announced its 2019 and 4Q19 results. Key highlights include:
◾	Net income attributed to shareholders of $5.6 billion in 2019, up $0.8 billion from 2018, and $1.2 billion in 4Q19, up $0.6 billion from 4Q18
◾	Core earnings[1] of $6.0 billion in 2019, up 5%[2] from 2018, and $1.5 billion in 4Q19, up 10% from 4Q18
◾	Core ROE[1] of 13.1% in 2019 and 12.5% in 4Q19, and ROE of 12.2% in 2019 and 10.3% in 4Q19
◾	NBV[1] of $2.0 billion in 2019, up 15% from 2018, and $0.5 billion in 4Q19, up 4% from 4Q18
◾	APE sales[1] of $6.0 billion in 2019, up 7% from 2018, and $1.5 billion in 4Q19, up 1% from 4Q18
◾	WAM net outflows[1] of $0.9 billion in 2019 compared with net inflows of $1.6 billion in 2018 and net inflows of $4.9 billion in 4Q19 compared with net outflows of $9.0 billion in 4Q18
◾	Leverage ratio of 25.1% on December 31, 2019, down 3.5 percentage points from December 31, 2018
◾	Strong LICAT ratio[3] of 140%
◾	As of December 31, 2019, released a total of $5.1 billion of capital through portfolio optimization initiatives, achieving the medium-term target three years ahead of schedule
“We achieved solid operating results in 2019, delivered top quartile shareholder returns, and made important progress towards our bold ambition of becoming the most digital, customer-centric global company in our industry. Core ROE of 13.1% was strong and core earnings increased to over $6.0 billion, driven by continued double-digit growth in Asia,” said Manulife President & Chief Executive Officer Roy Gori.
“Our insurance businesses delivered 15% growth in new business value and while full-year net flows in our Global Wealth and Asset Management business were impacted by a challenging operating environment, we generated net inflows of $4.9 billion in the fourth quarter with positive contributions from all geographies and business lines,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “We continued to make significant progress improving the capital efficiency of our legacy businesses and released a total of $5.1 billion of capital as of 4Q19, achieving our 2022 target three years ahead of schedule. We are also pleased to have achieved our medium-term leverage target of 25%, after taking into account the $500 million redemption of debentures in January 2020.”
“On the basis of our strong operating results and outlook for growth going forward, the Board today approved a 12% increase to our dividend,” added Mr. Witherington.

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our 2019 Management’s Discussion and Analysis (“2019 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2019 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).

February 12, 2020 – Press Release Reporting Fourth Quarter Results

2019 BUSINESS HIGHLIGHTS:
We completed a number of initiatives in 2019 to improve the capital efficiency of our legacy businesses. In 2019, we entered into four reinsurance transactions covering legacy universal life, Par and fixed annuity blocks; renegotiated reinsurance agreements in Canada on our term and universal life blocks; entered into real estate transactions to transfer the lease renewal risk of real estate backing our legacy business; launched an Annuity Guaranteed Minimum Withdrawal Benefit offer program in the U.S.; sold alternative long-duration assets; and introduced the second phase of our segregated fund transfer program in Canada. These initiatives released $2.1 billion in capital in 2019.
We also delivered a number of digital, customer-centric initiatives. In Canada, we introduced the Group Insurance Manulife Vitality program, designed to encourage our group benefit participants to make healthy choices using proven behavioural science. In Asia, we launched our ManulifeMOVE behavioural insurance program in Vietnam and Cambodia and enhanced our eClaims platform in Hong Kong, Japan and Vietnam. In the U.S., we became the first company to offer life insurance designed specifically for individuals living with diabetes with the launch of John Hancock Aspire.
FINANCIAL HIGHLIGHTS:
	Quarterly Results		Full Year Results
($ millions, unless otherwise stated)	4Q19	4Q18	2019	2018
Profitability:
Net income attributed to shareholders	$1,228	$593	$5,602	$4,800
Core earnings(1)	$1,477	$1,337	$6,004	$5,610
Diluted earnings per common share ($)	$0.61	$0.28	$2.77	$2.33
Diluted core earnings per common share ($)(1)	$0.73	$0.65	$2.97	$2.74
Return on common shareholders’ equity (“ROE”)	10.3%	5.3%	12.2%	11.6%
Core ROE(1)	12.5%	12.5%	13.1%	13.7%
Expense efficiency ratio(1)	54.2%	55.2%	52.0%	52.0%
Growth:
Asia new business value	$390	$402	$1,595	$1,443
Canada new business value	$59	$51	$237	$207
U.S. new business value	$77	$48	$218	$98
Total new business value(1)	$526	$501	$2,050	$1,748
Asia APE sales	$975	$1,040	$4,278	$4,012
Canada APE sales	$271	$277	$1,057	$975
U.S. APE sales	$249	$152	$702	$553
Total APE sales(1)	$1,495	$1,469	$6,037	$5,540
Wealth and asset management net flows ($ billions)(1)	$4.9	$(9.0)	$(0.9)	$1.6
Wealth and asset management gross flows ($ billions)(1)	$32.9	$26.3	$114.2	$119.0
Wealth and asset management assets under management and administration ($ billions)(1)	$681.4	$608.8	$681.4	$608.8
Financial Strength:
MLI’s LICAT ratio	140%	143%	140%	143%
Financial leverage ratio	25.1%	28.6%	25.1%	28.6%
Book value per common share ($)	$23.25	$21.38	$23.25	$21.38
Book value per common share excluding AOCI ($)	$19.94	$18.23	$19.94	$18.23
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2019 MD&A for additional information.

February 12, 2020 – Press Release Reporting Fourth Quarter Results

PROFITABILITY:
Reported net income attributed to shareholders of $5.6 billion in 2019, an increase of $0.8 billion compared with 2018, and $1.2 billion in 4Q19, an increase of $0.6 billion compared with 4Q18
The $0.8 billion increase in net income attributed to shareholders in 2019 compared with 2018 was due to growth in core earnings of $0.4 billion, the non-recurrence of a 2018 restructuring charge, and higher investment-related experience gains. The direct impact of markets was a charge of $0.8 billion in 2019 and a charge of $0.9 billion in 2018 – the 2019 amount included a $0.5 billion charge related to updated Ultimate Reinvestment Rate assumptions issued by the Canadian Actuarial Standards Board.
The $0.6 billion increase in net income attributed to shareholders in 4Q19 compared with 4Q18 was primarily driven by $0.3 billion higher investment-related experience and a lower charge of $0.3 billion related to the direct impact of markets.
Achieved core earnings of $6.0 billion in 2019, an increase of 5% compared with 2018, and $1.5 billion in 4Q19, an increase of 10% compared with 4Q18
The increase in core earnings in 2019 compared with 2018 was driven by in-force growth in Asia and Global Wealth and Asset Management, higher new business, and higher investment income and the non-recurrence of 2018 market losses on seed money investments in our surplus portfolio. These items were partially offset by the impact on earnings of actions taken over the last 12 months to improve the capital efficiency of our legacy businesses, unfavourable policyholder experience and the impact of lower new business volumes in Japan.
The increase in core earnings in 4Q19 compared with 4Q18 was primarily driven by in-force and new business growth in the U.S., Hong Kong and Asia Other1, growth in Global Wealth and Asset Management and the non-recurrence of market losses on seed money investments in our surplus portfolio, partially offset by unfavourable policyholder experience in Canada and the U.S., lower new business volumes in Japan and the impact on earnings of actions on legacy businesses as noted above.
BUSINESS GROWTH:
Achieved new business value (“NBV”) of $2.0 billion in 2019, an increase of 15% compared with 2018, and $526 million in 4Q19, an increase of 4% compared with 4Q18
NBV was $2.0 billion in 2019, an increase of 15% compared with 2018. In Asia, NBV increased 8% to $1,595 million with growth in Hong Kong and Asia Other, partially offset by a decline in Japan sales. In Canada, NBV of $237 million was up 14% from 2018, driven by higher individual insurance sales. In the U.S., NBV doubled to $218 million, primarily as a result of recent actions to improve margins, as well as higher sales and a more favourable product mix.
NBV was $526 million in 4Q19, an increase of 4% compared with 4Q18. In Asia, NBV decreased 4% to $390 million, reflecting a decline in Japan sales, partially offset by higher sales in Hong Kong and volume growth and a more favourable business mix in Asia Other. In Canada, NBV increased 16% to $59 million, driven by higher individual insurance sales and a more favourable business mix in group insurance. In the U.S., NBV increased 61% to $77 million, primarily as a result of higher sales.
Reported annualized premium equivalent (“APE”) sales of $6.0 billion in 2019, an increase of 7% compared with 2018, and $1.5 billion in 4Q19, an increase of 1% compared with 4Q18
APE sales were $6.0 billion in 2019, an increase of 7% compared with 2018. In Asia, APE sales increased 4% as double-digit growth in Hong Kong and Asia Other was partially offset by lower sales in Japan due to a change in tax rules on the corporate-owned life insurance (“COLI”) product. In Canada, APE sales increased 8% driven by higher Manulife Par and small and mid-case group insurance sales, partially offset by variability in the large-case group insurance market. In the U.S., APE sales increased 24% driven by domestic and international universal life sales.
APE sales were $1.5 billion in 4Q19, an increase of 1% compared with 4Q18. In Asia, APE sales decreased 8% as growth in Hong Kong and Asia Other was more than offset by the impact of tax changes to COLI product sales in Japan. In Canada, APE sales decreased 2% as higher Manulife Par and small-case group insurance sales were more than offset by variability in the large-case group insurance market. In the U.S., APE sales increased 64%, driven by growth in domestic and international universal life sales. Higher domestic universal life sales included the benefit of sales in advance of anticipated regulatory changes.

[1]	Asia Other excludes Japan and Hong Kong.
February 12, 2020 – Press Release Reporting Fourth Quarter Results

Reported Global Wealth and Asset Management net outflows of $0.9 billion in 2019, compared with net inflows of $1.6 billion in 2018, and net inflows of $4.9 billion in 4Q19 compared with net outflows of $9.0 billion in 4Q18
Net outflows were $0.9 billion in 2019, compared with net inflows of $1.6 billion in 2018. Net inflows in Asia were $4.8 billion in 2019, compared with net inflows of $5.7 billion in 2018, driven by lower gross flows1 and higher redemptions in institutional asset management, partially offset by lower retail redemptions. Net outflows in Canada were $3.6 billion in 2019 compared with net inflows of $2.0 billion in 2018 driven by the decision by one institutional client in 3Q19 to internalize the management of several large, primarily fixed income, mandates and the redemption of a large-case retirement plan in 2Q19, partially offset by strong retail net inflows. Net outflows in the U.S. were $2.0 billion in 2019 compared with net outflows of $6.1 billion in 2018, primarily due to lower retail redemptions amid improved equity market returns and the redemption of three large-case retirement plans in 2Q18.
Net inflows were $4.9 billion in 4Q19 compared with net outflows of $9.0 billion in 4Q18. Net inflows in Asia were $0.2 billion in 4Q19 compared with $1.1 billion in 4Q18. The decrease was driven by higher redemptions and lower gross flows in institutional asset management, partially offset by higher net inflows in retail. Net inflows in Canada were $1.0 billion in 4Q19 compared with net outflows of $0.7 billion in 4Q18. The increase was driven by continued sales momentum across the product line-up and lower redemptions in retail, as well as the funding of several large fixed income mandates in institutional asset management. Net inflows in the U.S. were $3.7 billion in 4Q19 compared with net outflows of $9.4 billion in 4Q18 and represented the fourth consecutive quarter of growth. The growth compared with 4Q18 was driven by lower redemptions in retail amid improved equity market returns and higher gross flows from all business lines.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Fourth Quarter and Year End 2019 Earnings Results Conference Call at 8:00 a.m. ET on February 13, 2020. For local and international locations, please call 416-340-2218 or toll free, North America 1-800-377-0758. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on February 13, 2020 through May 15, 2020 by calling 905-694-9451 or 1-800-408-3053 (passcode: 4807438#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on February 13, 2020. You may access the webcast at: www.manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Fourth Quarter 2019 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Brooke Tucker-Reid (647) 528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

[1]	Gross flows is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2019 MD&A for additional information.
February 12, 2020 – Press Release Reporting Fourth Quarter Results

EARNINGS:
The following table reconciles core earnings to net income (loss) attributed to shareholders:
	Quarterly Results			Full Year Results
($ millions)	4Q19	3Q19	4Q18	2019	2018
Core earnings(1),(2)
Global Wealth and Asset Management (“Global WAM”)	$265	$281	$231	$1,021	$985
Asia	494	520	463	2,005	1,766
Canada	288	318	305	1,201	1,327
U.S.	489	471	454	1,876	1,789
Corporate and Other (excluding core investment gains)	(159)	(163)	(216)	(499)	(657)
Core investment gains(2)	100	100	100	400	400
Total core earnings	$1,477	$1,527	$1,337	$6,004	$5,610
Items excluded from core earnings: Investment-related experience outside of core earnings	182	(289)	(130)	366	200
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(389)	(494)	(675)	(778)	(857)
Change in actuarial methods and assumptions	-	(21)	-	(21)	(51)
Reinsurance transactions	(34)	-	142	81	175
Restructuring charge	-	-	(63)	-	(263)
Tax-related items and other	(8)	-	(18)	(50)	(14)
Net income (loss) attributed to shareholders	$1,228	$723	$593	$5,602	$4,800
(1)
2018 comparatives for core earnings in each segment have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2019 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our 2019 MD&A.

February 12, 2020 – Press Release Reporting Fourth Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2019 Management’s Discussion and Analysis under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2019 as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 12, 2020 – Press Release Reporting Fourth Quarter Results